UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2024

Commission File Number: 001-38619

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Wah Fu Education Group Ltd.

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No. 20 Huahai Street
L207b, Hesheng Fortune Plaza, No.13 Deshengmenwai Street
Xicheng District, Beijing, China 100088
(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Wah Fu Education Group Ltd.
By:	/s/ Yang Yu
Name:	Yang Yu
Title:	Chairman

Date: December 12, 2024

EXHIBIT INDEX

Exhibit 99.1 —	Press Release
Exhibit 99.2 —	Notice of Annual General Meeting of Wah Fu Education Group Ltd.
Exhibit 99.3 —	Form of Proxy for Use at the Annual General Meeting of Shareholders of Wah Fu Education Group Ltd.
Exhibit 99.4 —	Form of amended and restated memorandum and articles of association.

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